December 27, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John J. Harrington, Esq.
Attorney Advisor

Re:            Elephant Talk Communications, Inc.

Definitive Proxy Statement on Schedule 14A

Filed December 20, 2007
File No. 000-30061

Ladies and Gentlemen:

On behalf of Elephant Talk Communications, Inc. (“ETC” or the “Company”), we are responding to the comments received from your office by letter dated December 26, 2007 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”).  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Preliminary Proxy. All page references (excluding those in the headings and the Staff comments) refer to pages of the marked copy of Amendment No. 2 to the Preliminary Proxy, as applicable, which are being sent to the Commission via facsimile concurrently herewith and reflect the Company’s responses to your comments.

Proposal to Approve a Twenty Five to One Reverse Split of Our Issued and Outstanding Common Stock, page 16

Interests of Directors and Officers, page 19

1.         Please further revise to reference the interests of directors and officers due to the company’s ability after the reverse split to issue shares to officers and directors for services rendered and to issue shares to the officers and directors who subscribed in the December 2006 and August 2007 private placements. Quantify the stock ownership by directors and officers as a percentage of all outstanding shares before the reverse stock split and after the reverse stock split, assuming the issuance of all derivative and committed shares.

The disclosure on page 19 has been revised to reflect this comment. In particular, disclosure has been added reflecting the personal interests of Messrs. Van der Velden, Dejager, Zuurbier and Ackermans.

Other Information, page 28

Beneficial Ownership of Principal Stockholders, Officers and Directors, page 28

2.         We note your response to our prior comment 11 but were unable to locate the requested disclosure. Please provide the information required by Item 6(e) of Schedule 14A (and the instructions thereto) regarding changes of control since the beginning of your last fiscal year. Refer to our prior comment 11.

Please note the Company’s added disclosure in Footnote (L) to the beneficial ownership table.

3.         Please remove the column of your beneficial ownership table that shows ownership percentage without giving effect to shares that the owner has the right to acquire within 60 days. Calculate ownership percentage for each owner taking account outstanding securities plus securities deemed outstanding pursuant to Rule 13d-(3)(d)(1). Include clarifying disclosure in the accompanying footnotes regarding shares yet to be issued due to a lack of authorized common shares and regarding the effects of the reverse split on ownership levels.

The Company has revised the beneficial ownership table to remove the referenced column.

4.         We note that your footnote (B) to the beneficial ownership table still contains some apparently inconsistent disclosure. For example, if RWC currently owns 100,000,000 shares and has the right to acquire an additional 483,425,437 shares, explain why the table shows RWC owning 592,499,579 shares. Additionally, if, after the reverse split, RWC may own 29,220,218 of a possible 40,651,292 shares outstanding (as shown in the table on page 17) explain why you have indicated that RWC would own only 58.78% of your outstanding shares. Please revise accordingly.

Footnote (B) has been revised to reflect that RWC may own an aggregate of 23,699,983 shares of our common stock, or 59.06 of the post-split issued and outstanding shares.  Please be advised that the total of 29,220,218 shares was a typographical error and has been removed throughout.

5.         Please correct the footnote lettering to include a footnote (C) for Mr. Van der Velden.

The footnote has been corrected.

6.         Please include the 25,186,667 shares you are obligated to issue to Mr. Dejager, as reflected in footnote (E), in the table. Adjust the director and officer group ownership accordingly.

These shares have been included in the revised table, and appropriate adjustments have been made.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the tiling; and

•	the Company may not assert staff' comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing responses, please call Barry I. Grossman at (212) 370-1300.

Very truly yours,

ELEPHANT TALK COMMUNICATIONS, INC.

By:            /s/ Steven van der Velden
       Name: Steven van der Velden
       Title: Chairman, President, CEO

cc:            Barry I Grossman, Esq.
Sarah W. Williams, Esq.